AD 9/2

09042323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Diversified Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 N. Weinbach Avenue, Suite 460
(No. and Street)

Evansville (City) Indiana (State) 47711-5981 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Seltzer (812) 471-3443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe Shine & Co., Inc.
(Name – *if individual, state last, first, middle name*)

222 E. Market Street (Address) New Albany (City) Indiana (State) 47150 (Zip Code)

SEC Mail Processing Section
AUG 27 2009
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I, Charles Seltzer, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Diversified Financial Group, LLC, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Indiana
County of Vanderburgh
Before me the undersigned, A Notary Public for Vanderburgh County, State of Indiana, personally appeared Charles Seltzer
and acknowledged the execution of this instrument this 26 day of August, 2009.
(Signed) ________
Notary Public
My Commission expires: 11-16-09

Notary Public

Signature

Secretary/Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN DIVERSIFIED
FINANCIAL GROUP, LLC
EVANSVILLE, INDIANA

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEAR ENDED JUNE 30, 2009

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

CONTENTS

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Report of Independent Registered Public Accounting Firm

To the Members and Management of
American Diversified Financial Group, LLC
Evansville, Indiana

We have audited the accompanying statement of financial condition of **American Diversified Financial Group, LLC** (the Company) as of June 30, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **American Diversified Financial Group, LLC** at June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 to 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Monroe Shine

New Albany, Indiana
August 13, 2009

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Current Assets	
Cash and cash equivalents	$ 31,064
Commissions receivable	16,336
Total Current Assets	47,400
Other Assets	
Goodwill	175,000
Other assets	2,178
Total Other Assets	177,178
Total Assets	$ 224,578

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Payables to investment representatives	$ 12,207
Other liabilities	12,026
Total Current Liabilities	24,233
Members' Equity	200,345
Total Liabilities and Members' Equity	$ 224,578

See accompanying notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2009

Revenues	
Commissions	$ 271,055
Fee from investment representatives	16,100
Dividend income	415
Other income	2,519
Total Revenues	290,089
Expenses	
Representative commissions	176,604
Management fees	29,197
Licenses and membership fees	4,106
Rents	18,266
Utilities	4,409
Repairs and maintenance	95
Technology expense	4,523
Legal and professional fees	6,795
Insurance	973
Postage and supplies	5,077
Telephone expenses	4,959
Advertising	538
Promotions	17
Contract services	602
Education	88
Equipment rental	741
Publication	450
Travel expense	59
Miscellaneous	124
Total Expenses	257,623
Net Income	$ 32,466

See accompanying notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED JUNE 30, 2009

Members' equity at July 1, 2008	$ 197,879
Capital distributions	(30,000)
Net income	32,466
Members' equity at June 30, 2009	$ 200,345

See accompanying notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 32,466
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(12,168)
Increase in other assets	(1,530)
Decrease in payables to investment representatives	(2,366)
Decrease in other liabilities	(5,522)
Net Cash Provided By Operating Activities	10,880
CASH FLOWS FROM FINANCING ACTIVITY	
Capital distributions	(30,000)
Net Decrease in Cash and Cash Equivalents	(19,120)
Cash and cash equivalents at beginning of year	50,184
Cash and Cash Equivalents at End of Year	$ 31,064

Cash Paid During the Year for:	
Interest	$ -
Income Taxes	-

See accompanying notes to financial statements.

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The accounting and reporting policies of American Diversified Financial Group, LLC (Company) conform to generally accepted accounting principles and reporting practices followed by the broker-dealer industry. The more significant of the policies are described below.

The Company operates as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA). The Company was formed as an Indiana limited liability company on January 28, 2000, was granted application for membership from the NASD, now FINRA, on October 17, 2000, and commenced operations on November 1, 2000. The Company shall continue in full force and effect until January 28, 2020, unless it is earlier dissolved. The Company's customer base is primarily individual investors located in Southern Indiana and Southeastern Illinois.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as cash and all liquid investments with an original maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

Prior to July 1, 2001, goodwill was amortized over its estimated useful life. Beginning July 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) 142, *Goodwill and Other Intangible Assets* and ceased the amortization of goodwill. Goodwill is evaluated for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. If the carrying amount of the goodwill exceeds its implied fair value, an impairment loss is recognized in earnings equal to that excess amount. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

Commissions and Fees

Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at June 30, 2009 that would require reconciliation with trade-date basis accounting. Commissions receivable consists of fees and commissions receivable from broker-dealers and RBC Dain Correspondent Services (RBC) and is considered fully collectible. Therefore, no allowance for doubtful accounts has been provided.

Income Taxes

Income taxes have not been provided for because the Company is not considered a taxable entity for United States federal or state income tax purposes.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended June 30, 2009 were $538.

NOTE B – CASH DEPOSIT WITH CLEARING ORGANIZATION

In accordance with its fully disclosed clearing agreement, the Company is required to maintain a specified amount of cash on deposit with RBC, its clearing broker. At June 30, 2009, the amount of the deposit was $25,000.

NOTE C – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is subject to claims and lawsuits, which arise, primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material effect on the financial position of the Company.

NOTE D – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with its members in which the Company will pay the members management fees for the day-to-day management of the Company. The fees are calculated based on commission income and the number of hours worked in the day-to-day management of the Company. The amount of fees paid to the members during the year ended June 30, 2009 amount to $29,197.

NOTE E – OPERATING LEASES

The Company leases its premises under a net operating lease that expires December 31, 2009. Current monthly rental payments amount to $1,522. Rent expense for the year ended June 30, 2009 was $18,266.

NOTE F – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $23,046, which was $18,046 in excess of its required net capital of $5,000. At June 30, 2009, the Company's net capital ratio was 1.05 to 1.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2009

Net Capital:	
Members' equity qualified for net capital	$ 200,345
Nonallowable assets:	
Goodwill	(175,000)
Prepaid expenses and other assets	(2,178)
Total nonallowable assets	(177,178)
Net capital before haircuts on securities	23,167
Haircuts on securities - money market account	121
Net Capital	$ 23,046
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 24,233
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 1,615
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 18,046
Excess net capital at 1,000 percent	$ 20,622
Ratio of aggregate indebtedness to net capital	1.05 to 1

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) as there were no material differences between the broker-dealer's computation of net capital under rule 15c3-1 included in the original unaudited FOCUS filing.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2009

As of June 30, 2009, the broker-dealer was exempt from Rule 15c3-3. All customer transactions are cleared through RBC Dain Correspondent Services on a fully disclosed basis.

MONROE SHINE
KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

To the Members and Management of
American Diversified Financial Group, LLC
Evansville, Indiana

In planning and performing our audit of the financial statements and supplementary schedules of **American Diversified Financial Group, LLC** (the Company), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of pursuing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Monroe Shine

New Albany, Indiana
August 13, 2009